AH
5-30-2003



SECUR[...]MISSION
03054374
[...]gton, D.C. 20549

MAY 06 2003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-52067

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/2001 (MM/DD/YY) AND ENDING 11/30/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Energy Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14N679 Route 25, Suite C
(No. and Street)

East Dundee, IL 60118
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marie Klanang 847-836-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company
(Name – *if individual, state last, first, middle name*)

2100 Clearwater Dr., Oak Brook, IL 60521
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
JUN 02 2003
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lawrence R. Buettner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Energy Securities, Inc., as of November 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public



"OFFICIAL SEAL"
ANNA ARCURI
Notary Public, State of Illinois
My Commission Expires 07/29/06

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ENERGY SECURITIES, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

FOR THE YEAR ENDED
NOVEMBER 30, 2002

CONTENTS



Wolf & Company LLP
Certified Public Accountants

2100 Clearwater Drive
Oak Brook, Illinois 60523-1927
(630) 545-4500 FAX: (630) 574-7818

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Energy Securities, Inc.
East Dundee, Illinois

We have audited the accompanying statement of financial condition of ENERGY SECURITIES, INC. as of November 30, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Energy Securities, Inc. as of November 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company LLP

Oak Brook, Illinois
December 17, 2002

ENERGY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
November 30, 2002

ASSETS

Cash	$ 31,192
Commissions receivable (Note 3)	18,650
Deferred income taxes	1,522
Refundable income taxes	5,517
	$ 56,881

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 34
Stockholders' equity:	
Common stock, $1 par value, 1,000,000 shares authorized, 10,000 shares issued and outstanding	10,000
Additional paid-in-capital	10,000
Retained earnings	36,847
Total stockholders' equity	56,847
	$ 56,881

The accompanying notes are an integral part of these financial statements.

ENERGY SECURITIES, INC.
STATEMENT OF INCOME
For the Year Ended November 30, 2002

Revenues:	
Commissions (Note 3)	$ 1,154,975
Interest	2,894
Miscellaneous	322,673
Total revenues	1,480,542
Expenses:	
Professional services (Note 3)	80,530
Commissions	218,005
Filing fees	40,404
Office services (Note 3)	1,125,541
Miscellaneous	9,814
Total expenses	1,474,294
Income before income taxes	6,248
Provision for income taxes (Note 4):	
Current	458
Deferred	835
	1,293
Net income	$ 4,955
Basic earnings per share	$ 0.50

The accompanying notes are an integral part of these financial statements.

ENERGY SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended November 30, 2002

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at November 30, 2001	10,000	$ 10,000	$ 10,000	$ 31,892	$ 51,892
Net income	-	-	-	4,955	4,955
Balance at November 30, 2002	10,000	$ 10,000	$ 10,000	$ 36,847	$ 56,847

The accompanying notes are an integral part of these financial statements.

ENERGY SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended November 30, 2002

Cash flows from operating activities:	
Net income	$ 4,955
Adjustments to reconcile net income to net cash used in operating activities:	
Change in:	
Commissions receivable	187,270
Professional fees payable	(320,000)
Deferred income taxes	835
Refundable income taxes	458
Accounts payable	(2,949)
Net cash used in operating activities	(129,431)
Cash, beginning of year	160,623
Cash, end of year	$ 31,192

The accompanying notes are an integral part of these financial statements.

ENERGY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

1. Organization and Nature of Operations

Energy Securities, Inc. (the Company) is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company operates a branch in Kentucky, providing brokerage and marketing services for limited partnerships in the oil and gas industry. These services are provided for a corporation with identical ownership as the Company.

2. Summary of Significant Accounting Policies

Basis of Accounting – The financial statements of the Company have been prepared on the accrual basis of accounting. The significant accounting policies followed are described below to enhance the usefulness of the financial statements to the user.

Accounting Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – The Company recognizes commission income, as determined in sales agreements for each partnership, upon release of subscribed amounts from escrow.

Net Capital Requirements – The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires maintenance of minimum net capital of no less than the greater of $5,000 or 6 2/3% of aggregate indebtedness. Based upon this capital requirement, the Company is required to operate pursuant to the SEC's Customer Protection Rule and is not permitted to hold customer funds.

Basic Earnings Per Share – Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Company has issued no dilutive potential common shares.

Concentration of Risk – The Company routinely maintains balances at a financial institution in excess of the $100,000 insured by the Federal Deposit Insurance Corporation.

3. Related Parties

Entities owned by stockholders of the Company receive periodic payments in connection with their marketing efforts for the limited partnerships and administrative services provided to the Company. Included in professional fees is $60,000 earned by these entities for the year ended November 30, 2002. Included in office services is $1,118,485 earned by a related entity for the year ended November 30, 2002. The majority of all commission revenues earned by the Company are earned from related entities.

ENERGY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

4. Deferred Taxes

Temporary differences giving rise to the deferred tax asset consist of organization costs expensed for financial reporting purposes, but capitalized and amortized for tax purposes.

SUPPLEMENTARY INFORMATION

Schedule I

ENERGY SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of November 30, 2002

Net capital:	
Total stockholders' equity	$ 56,847
Deductions:	
Nonallowable assets:	
Commissions receivable	(18,650)
Deferred tax asset	(1,522)
Refundable income taxes	(5,517)
Net capital	$ 31,158
Reconciliation of Company's computation:	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 31,158
Minimum net capital requirements:	
6 2/3% of aggregate indebtedness (or $5,000 if greater)	$ 5,000
Excess net capital	$ 26,158
Aggregate indebtedness:	
Total liabilities from statement of financial condition/aggregate indebtedness	$ 34
Percentage of aggregate indebtedness to net capital	.0013/1

See independent auditor's report.



Wolf & Company LLP
Certified Public Accountants

2100 Clearwater Drive
Oak Brook, Illinois 60523-1927
(630) 545-4500 FAX: (630) 574-7818

INDEPENDENT AUDITORS REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Energy Securities, Inc.
East Dundee, Illinois

In planning and performing our audit of the financial statements of Energy Securities, Inc. (Company) for the year ended November 30, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

> Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. The objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a

relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company LLP

Oak Brook, Illinois
December 17, 2002